

July 20, 2011

<u>Via E-Mail</u>
Mr. Peter A. Cohen
Chairman of the Board, Chief Executive Officer and President
Cowen Group, Inc.
599 Lexington Avenue
New York, NY 10022

      Re: **Cowen Group, Inc.**
                Form 10-K for the Year Ended December 31, 2010
                Filed March 14, 2011, as Amended May 2, 2011
                File No. 1-34516
                Form 10-Q for the Period Ended March 31, 2011
                Filed May 10, 2011
                File No. 1-34516

Dear Mr. Cohen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Daniel L. Gordon

                    Daniel L. Gordon
                    Branch Chief

cc: Owen Littman
       (Cowen Group, Inc.)